UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

ELECTION OF DIRECTOR;  DEPARTURE OF DIRECTORS AND EXECUTIVE OFFICERS
SIGNATURES

Election of Director; Departure of Directors and Executive Officers

Infosys Technologies Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On April 15, 2011, the Board of Directors of Infosys, upon the recommendation of its Nominations Committee, elected Mr. Ravi Venkatesan to the position of non-executive additional director, effective immediately. Mr. Venkatesan will serve on the Company’s Board of Directors until the Company’s annual general meeting of shareholders to be held on June 11, 2011, when his election as a non-executive director will be placed before the Company’s shareholders for their approval.  Mr. Venkatesan was the chairman of Microsoft Corporation’s subsidiary in India, from 2004 to 2011.  Prior to joining Microsoft, Mr. Venkatesan worked for over seventeen years with Cummins Inc.

Also on April 15,  2011, Infosys announced that Mr. K. Dinesh, a member of the Board of Directors and Head of the Communication Design Group, Information Systems, and Quality and Productivity, will retire by rotation from the Board of Directors at the annual general meeting of shareholders on June 11, 2011.  On the same day, Mr. T.V. Mohandas Pai, a member of the Board of Directors and Head of Administration, Education and Research, Finacle, Human Resources Development, and Infosys Leadership Institute, announced his resignation from the Board of Directors, effective June 11, 2011.  In connection with their departures from the Board of Directors, each of Messrs. Dinesh and Pai will also resigning from their positions as executive officers of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan S. Gopalakrishnan
Date: April 15, 2011	Chief Executive Officer